SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2000
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                        to ____________

Commission file number    0-10537

A.         Full title of the plan and the address of the plan if different from that of the issuer named below
Old Second Bancorp Inc. Employees 401(k) Savings Plan and Trust

B.          Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Old Second Bancorp, Inc.
37South River Street, Aurora, Illinois  60506
(Address of principal executive offices, including zip)

(630) 892-0202
(Registrant’s telephone number, including Area Code)

Financial Statements and Supplemental Schedule

Old Second Bancorp Inc. Employees 401(k) Savings
Plan and Trust

Years ended December 31, 2000 and 1999
with Report of Independent Auditors

EIN 36-3143493
Plan #003

Old Second Bancorp Inc. Employees
401(k) Savings Plan and Trust

Financial Statements
and Supplemental Schedule

Years ended December 31, 2000 and 1999

Report of Independent Auditors

Employee Benefits Committee
Old Second Bancorp, Inc. Employees
401(k) Savings Plan and Trust

We have audited the accompanying statements of assets available for benefits of Old Second Bancorp, Inc. Employees 401(k) Savings Plan and Trust as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                               Ernst & Young LLP

April 13, 2001

Statements of Assets Available for Benefits

	December 31
	2000	1999
Assets
Cash	$–	$13,355
Investments	8,228,646	8,117,742
Participant contribution receivable	40,564	25,380
Employer contribution receivable	23,090	29,394
Dividends and interest receivable	11,601	10,232
Assets available for benefits	$8,303,901	$8,196,103

See accompanying notes.

Statements of Changes in Assets Available for Benefits

	Year ended December 31
	2000	1999
Additions
Participant contributions	$754,570	$588,577
Employer contributions	229,383	190,910
Rollover contributions	49,741	86,189
Dividend and interest income	108,095	57,936
Net realized and unrealized appreciation (depreciation) in fair value of investments	(118,106)	910,378
	1,023,683	1,833,990
Deductions
Benefit payments	915,885	590,069
Net increase	107,798	1,243,921
Assets available for benefits:
Beginning of year	8,196,103	6,952,182
End of year	$8,303,901	$8,196,103

See accompanying notes.

Notes to Financial Statements

Years ended December 31, 2000 and 1999

1.  Description of the Plan

The following is a brief description of the Old Second Bancorp, Inc. Employees 401(k) Savings Plan & Trust (the Plan).  Participants should refer to the Plan agreement or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan that was established to provide deferred compensation benefits to eligible employees.  Under the Plan, all nonunion employees of Old Second Bancorp, Inc. and certain of its affiliates (collectively, the Company) who have met certain eligibility requirements may elect to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1997, the Plan was amended to permit participation by any employee, both salaried and nonsalaried, who meets the eligibility requirements, other than any employee who is a member of a collective bargaining unit under which retirement benefits were the subject of good faith bargaining.  Eligible employees previously excluded from the Plan solely due to having been paid on a hourly basis rather than a salary basis, shall, effective January 1, 1997, be credited with eligible service, benefit service, and vesting service (as defined) to the extent the employee would have been credited for such services had his or her employment with an affiliated company (as defined) been as a salaried employee rather than as an employee paid on an hourly basis.

Contributions

Under provisions of the Plan, participants enter into agreements wherein each participant may elect a reduction in compensation from 1% to 10%, not to exceed the Internal Revenue Code (IRC) limit, representing the employee’s pretax contribution to the Plan.  Effective July 1, 2000, participants’ reduction in compensation increased to 12%.

Maximum contribution limits of less than 10% (12% effective July 1, 2000) of compensation may apply for certain highly compensated employees.  In addition, each participant may elect to make additional voluntary after-tax contributions subject to certain limitations as specified by the Plan.  Quarterly, the Company contributes an amount on behalf of each participant equal to 66 2/3% of the salary reduction contributions made in the Plan year, but not to exceed 2% of the participant’s compensation.

Payment of Benefits

Upon termination of service, disability, retirement, or death, each participant or beneficiary may elect to receive accumulated benefits.  The benefit may be paid as a lump-sum amount or a series of installment payments, as determined by the participant or beneficiary.  Under certain circumstances, participants may receive a hardship distribution prior to termination upon approval of the plan administrator.

Income Allocation

Under provisions of the Plan, each participant must direct the trustee to invest the balance of their account in participation units in the Old Second Bancorp, Inc. Common Stock Fund, and/or in certain common trust funds established and maintained by the trustee for the collective investment of funds held in qualified employee benefit plans, and/or certain mutual funds, and/or certain money market fund vehicles.  Income, gains, and losses realized from such directed investments are charged or credited to the account of the directing participant based on the proportionate value of all active accounts (other than accounts with segregated investments) as of the last valuation date less withdrawals since the last valuation date.

Vesting

Participants are always fully vested in their employee and rollover contributions and earnings thereon.  Each participant acquires a fully vested and nonforfeitable right to their account balance attributable to employer contributions and earnings thereon upon their date of eligibility for the Employer contribution, i.e., the anniversary date of completion of two years of service.

Participant Loans

Participants may borrow from their accounts a maximum of the lesser of $50,000 or 50% of their vested account balance.  Loan terms range from one to five years, except in the case of a loan for the purpose of acquiring a primary residence.  The term of such loan shall be determined by the Company.  The loans are secured by the balance in the participant’s account and bear a reasonable rate of interest as determined by the Company.  Principal and interest is paid ratably through semi-monthly payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA.  Upon Plan termination, all participants become fully vested in their account balances.

2.  Summary of Accounting Policies

The following is a summary of significant accounting policies followed by the Plan.

Valuation of Investments

Investments in the Old Second National Bank of Aurora Common Trust Funds for Corporate Retirement Plans and the Benchmark Diversified Asset Portfolio are carried at the quoted market value of the underlying assets held in the funds.  The registered investment companies are valued at quoted market prices.  Common stock of Old Second Bancorp, Inc. is valued at the last reported bid price.  Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are reflected on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Interest is recorded on an accrual basis.

Administrative Expenses

Administrative expenses of the Plan are paid directly by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3.  Investments

The fair value of the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

	Year ended December 31
	2000	1999

Common Collective Trust Funds	$85,688	$967,886
Common Stock	(88,404)	(57,508)
Registered investment companies	(115,390)	–
	$(118,106)	$910,378

The following investments represent 5% or more of the fair value of the Plan’s net assets:

	December 31
	2000	1999

Benchmark Diversified Asset Portfolio	$476,837	$–
Old Second National Bank of Aurora Common Trust Fund for Corporate Retirement Plans:
Diversified Equity Fund	3,900,807	4,192,190
Bond Fund	1,255,521	1,164,689
Government Securities Fund	701,581	931,657
Old Second Bancorp, Inc. Common Stock	1,432,054	1,431,012

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 19, 1992, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2000

Identity of Issuer/Description	Shares	Current Value

Old Second National Bank of Aurora Common Trust Funds for Corporate Retirement Plans

Stock Fund
Northern Trust Benchmark Diversified Asset Portfolio	18,312 shares	$18,312
Employee Benefit Diversified Equity Portfolio Fund*	85,698 shares	3,183,091
		3,201,403

Bond Fund
Northern Trust Benchmark Diversified Asset Portfolio	3,049 shares	3,049
Employee Benefit Bond Fund*	9,026 shares	1,007,140
		1,010,189

Money Market Fund
Northern Trust Benchmark Diversified Asset Portfolio	382,658 shares	382,658

Government Securities Fund
Northern Trust Benchmark Diversified Asset Portfolio	3,680 shares	3,680
Employee Benefit Government Securities Fund*	15,408 shares	658,501
		662,181

Old Second Bancorp, Inc., Common Stock Fund
Northern Trust Benchmark Diversified Asset Portfolio	22 shares	22
Old Second Bancorp, Inc. Common Stock*	60,297 shares	1,432,054
		1,432,076

Small Cap Stock Fund
Northern Trust Benchmark Diversified Asset Portfolio	110 shares	110
Franklin Strategic Series Small Cap Growth Fund	886 shares	35,046
		35,156

Identity of Issuer/Description	Shares	Current Value

Index Stock Fund
Northern Trust Benchmark Diversified Asset Portfolio	431 shares	$431
Vanguard Index Trust 500 Portfolio Fund	859 shares	104,638
		105,069

International Stock Fund
Northern Trust Benchmark Diversified Asset Portfolio	105 shares	105
Morgan Stanley International Equity Fund	1,934 shares	34,576
		34,681

Aggressive Growth Stock Fund
Northern Trust Benchmark Diversified Asset Portfolio	167 shares	167
Twentieth Century Ultra Fund	5,403 shares	174,893
		175,060

Science & Technology Fund
Northern Trust Benchmark Diversified Asset Portfolio	111 shares	111
T Rowe Price Science & Technology Fund	1,851 shares	65,824
		65,935

Value Stock Fund
Northern Trust Benchmark Diversified Asset Portfolio	2,566 shares	2,566
Legg Mason Navigator Value Trust Fund	322 shares	18,691
		21,257

Identity of Issuer/Description	Shares	Current Value

Conservative Model Fund
Northern Trust Benchmark Diversified Asset Portfolio	5,463 shares	$5,463
Employee Benefit Bond Fund*	566 shares	63,155
Employee Benefit Diversified Equity Portfolio Fund*	440 shares	16,343
Employee Benefit Government Securities Fund*	489 shares	20,899
		105,860

Balanced Model Fund
Northern Trust Benchmark Diversified Asset Portfolio	9,310 shares	9,310
Employee Benefit Bond Fund*	455 shares	50,770
Employee Benefit Diversified Equity Portfolio Fund*	2,050 shares	76,143
Employee Benefit Government Securities Fund*	361 shares	15,428
		151,651

Growth Model Fund
Northern Trust Benchmark Diversified Asset Portfolio	10,709 shares	10,709
Employee Benefit Bond Fund*	327 shares	36,487
Employee Benefit Diversified Equity Portfolio Fund*	2,655 shares	98,615
Employee Benefit Government Securities Fund*	158 shares	6,753
		152,564

Aggressive Model Fund
Northern Trust Benchmark Diversified Asset Portfolio	40,144 shares	40,144
Employee Benefit Bond Fund*	878 shares	97,969
Employee Benefit Diversified Equity Portfolio Fund*	14,178 shares	526,615
		664,728

Loan Fund
Participant Loans, 8.5%-10% interest rates		28,178
		$8,228,646

*Represents a party in interest to the Plan.

Signatures

             Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD SECOND BANCORP, INC.

	BY:	/s/ William B. Skoglund
William B. Skoglund
President and Chief Executive Officer

	BY:	/s/ J. Douglas Cheatham
J. Douglas Cheatham
Senior Vice President and Chief Financial Officer
DATE: June 27, 2001